SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH JULY 28, 2005

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(55 61) 415-1140
ri@brasiltelecom.com.br
www.brasiltelecom.com.br/ri/

Media Relations
(55 61) 415-1378
cesarb@brasiltelecom.com.br

Free Translation

     BRASIL TELECOM PARTICIPAÇÕES S.A.
Corporate Tax Payer Registration 02.570.688/0001 -70
Board of Trade 53 3 0000581 - 8
Publicly Held Company

MATERIAL FACT

Brasil Telecom Participações S.A. (“BTP or the “Company”) (BOVESPA: BRTP3/BRTP4; NYSE: BRP), in compliance with Article 157 of Brazilian Corporate Law 6,404/76 and Instruction 358/2002 issued by the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários), informs its shareholders and the capital markets in general that a court order issued on July 28, 2005, by The Honorable Vice-Chief Justice of the Superior Court of Justice, Mr. Sálvio de Figueiredo Teixeira, interim president of the Superior Court of Justice, confirmed the illegality of BTP’s Extraordinary General Meeting, held on July 27, 2005, at 9 a.m., conducted in violation of the preliminary injunction issued by the 2nd Federal Court of Florionópolis, Case 2005.72.00.00.7938 -1, which was in force at the time, and, therefore, ordered the suspension of all judicial suits that deal with the matter, until the merit judgment of the Jurisdiction Conflict, regarding the 4th Federal Court of Brasília – DF is finalized.

The above mentioned court order is absolutely clear in stating that the judicial decision granted by the 2nd Federal Court of Santa Catarina was not revoked, but only suspended in respect to its future effects, until final judgment, reason for which such Extraordinary General Meeting, held on July 27, 2005 is void and, therefore, has no effect whatsoever.

A partial transcription of the court order issued by The Honarable Vice-Chief Justice Mr. Sálvio de Figueiredo Teixeira can be read below:

“…With effect, one can conclude that the judicial suit filed before the Federal Court of Florianópolis may reflect on the issue of the change of share and administrative control of BrT.
Therefore, in order to make effective the performance of the judicial injunction issued by the Presidency of this Court, it is mandatory to suspend all legal suits in course until judgment of the conflict is rendered.
Nevertheless, it is impracticable to grant the revocation request of the above mentioned preliminary injunction, since such action, should it be the case, must be required and decided by the Judge who is, at the end, deemed to have jurisdiction over the matter…”

Brasília, July 28th, 2005

Humberto José Rocha Braz
Chief Executive Officer
Brasil Telecom Participações S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2005

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Humberto José Rocha Braz
Name: Humberto José Rocha Braz Title: Chief Executive Officer